SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated [July] [•], 2004
(Commission File No. 1-13546)

This report on Form 6-K shall be incorporated
by reference in our Registration Statement on
Form S-8, as amended (File No. 333-109572)
to the extent not superseded by documents
or reports subsequently filed or submitted
by us under the Securities Act of 1933 or
the Securities Exchange Act of 1934,
in each case as amended

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosure: STMicroelectronics N.V.’s First Half 2004:

•	Operating and Financial Review and Prospects;
•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity and related Notes for the three months and six months ended June 26, 2004; and
•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity for the three months and six months ended June 26, 2004 and Notes thereto included elsewhere in this Form 6-K. The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “—Critical Accounting Policies Using Significant Estimates”, “—Business Outlook” and “Liquidity and Capital Resources—Financial Outlook”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements, in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors”, included in our annual report on Form 20-F for the year ended December 31, 2003 as filed with the U.S. Securities and Exchange Commission on May 4, 2004 (the “Form 20-F”), as they may be updated in our SEC submissions from time to time. We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) requires us to make estimates and assumptions that have a significant impact on the results we report in our consolidated financial statements. Some of our accounting policies require us to make difficult and subjective judgments that can affect the reported amounts of assets and liabilities and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves, warranty costs, evaluation of the impact of litigation and claims, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, restructuring charges, other special charges, and assumptions used in calculating pension obligations, deferred income tax assets and liabilities and valuation allowances and provisions for specifically identified income tax exposures. We base our estimates and assumptions on historical experience and on various other factors such as market trends and business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be significantly affected.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when the rights and risks of ownership of the goods are passed to our customers, which usually occurs at the time of shipment. We determine the amount of reported revenues based on certain judgments or estimates and this amount of reported revenue may vary if we elect to make different judgments or estimates. A portion of our sales is made to distributors who participate in certain programs common in the semiconductor industry whereby the distributors are allowed to return merchandise or receive potential price reductions on existing stock on hand under certain circumstances. Provisions are made at the time of sale for estimated product returns and price protection, which may occur under the contractual terms agreed with these customers. These provisions are based on the latest historical data and expected evolution of market prices. If market conditions differ from our assumptions, this could have an impact on future periods; in particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers return our products from time to time for technical reasons. In some cases, these returned products are reworked and shipped back to customers. We analyze the status of product returns and record provisions accordingly.

We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends. In the first half of 2004 we recorded a provision of 1.0% of total receivables, which is equivalent to the provision recorded in 2003. In addition, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we estimate as doubtful. Although we have determined that our most significant customers are creditworthy, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At June 26, 2004, the value of goodwill amounted to $259 million.

Impairment of goodwill. Since January 1, 2002, goodwill acquired in business combinations has no longer been amortized and is subject to an impairment test to be performed on an annual basis or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a level of reporting referred to as a reporting unit. We define our reporting units at an individual business level, which is one level below the four semiconductor product groups described in Note 29 of the year-end 2003 consolidated financial statements included in our Form 20-F (“Consolidated Financial Statements” and in “Results of Operations—Segment information” in this Form 6-K). Potential impairment exists when the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit and allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including goodwill. If the carrying amount of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration, the market acceptance of certain new technologies and costs evaluation. Our evaluations are based on financial plans updated with the latest available projections of semiconductor market evolution, our sales expectations and our costs evaluations and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses not in line with our estimates may require impairment of certain goodwill.

Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software that is capitalized and purchased software. These are amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In assessing recoverability, we estimate the fair value by calculating the expected discounted future cash flows associated with the intangible assets and compare this to their carrying value. An impairment loss is recognized for the excess of the carrying amount over the fair market value. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of fair market valuation, including: the applicable industry’s sales volume forecast and selling price evolution, our market penetration, the market acceptance of certain new technologies and costs evaluation. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired not in line with our estimates may therefore require impairment of certain intangible assets. At June 26, 2004, the value of intangible assets subject to amortization amounted to $302 million.

Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which can quickly become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution.

We estimate the useful life of our manufacturing equipment, which is the largest component of our long-lived assets, to be six years. This estimate is based on our experience with using equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is put into use.

We assess the carrying value of our property, plant and equipment whenever changes in circumstances indicate their carrying amount may not be recoverable. In assessing recoverability, we estimate the expected future cash flows associated with the tangible asset or group of assets and compare this to their carrying value. Significant estimates used in determining the undiscounted future cash flows include the industry evolution, the utilization of our fabrication facilities and the ability to upgrade such facilities, changes in selling prices and the adoption of new technologies. Potential impairment exists when the carrying value of a tangible asset exceeds the future discounted cash flows expected to be generated by the use of the asset and its eventual disposition. In such case, an impairment charge is recognized for the excess of the carrying value over the fair value. We mainly use the discounted expected cash flow technique to estimate fair value. Our evaluations are based on financial plans updated with the latest projections of the semiconductor market and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If the future evolution differs from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets resulting in a potential impairment loss. Factors we consider important which could trigger an impairment review include: significant negative industry trends, significant underutilization of the assets, and significant changes in how we use the assets in our plants.

Inventory. Inventory is stated at the lower of cost or net realizable value. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; cost is therefore dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with excess capacity which are not included in the valuation of inventories but charged directly to cost of sales.

The valuation of inventory requires us also to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence and excess inventory are estimated based on order backlog and the previous quarter’s sales and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory write-down charges, which would have a negative impact on our gross margin.

Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us to develop formalized plans for the exiting or disposing of certain activities. We recognize the fair value of a liability for costs associated with an exit or disposal activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for ongoing benefit arrangements such as severance and outplacement costs, and other restructuring costs meeting the criteria for a liability as described above. Given the significance of, and the timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As we are operating in a highly cyclical industry, we continue to evaluate business conditions. If broader or new initiatives, which could include production curtailment or closure of other manufacturing facilities were to be taken, we may be required to incur additional charges as well as to change estimates and timing of amounts previously recorded. The potential impact of these changes could have a material adverse effect on our results of operations or financial condition. In the second quarter and first half of 2004, the amount of restructuring charges and other related closure pre-tax costs amounted to $12 million and $45 million, respectively. Up to June 26, 2004, we have already incurred approximately $250 million of the expected $350 million pre-tax charges associated with the restructuring plan that was defined on October 22, 2003, and we are expecting to incur the remaining $100 million in the coming several quarters.

Income taxes. We are required to make estimates and judgments in determining income tax expense for financial statements purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities and provisions.

We are required to assess the likelihood to recover our deferred tax assets. If recovery is not likely, we are required to increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. As of June 26, 2004, we believed that all of the deferred tax assets, net of valuation allowances, as recorded on our balance sheet would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets, in our estimates of the valuation allowance or in the tax rates applicable in the various jurisdictions, this could have an impact on our future tax provision in the periods in which these changes could occur.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues based on our estimate of whether and to the extent that additional taxes will be due. If we ultimately determine that payment of the amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.

Patent and other intellectual property litigation or claims. We have from time to time received, and may in the future receive, communications alleging possible infringements of patents and similar intellectual property rights of others. We constantly monitor, with the support of our outside attorneys when deemed necessary or advisable, the chances of such intellectual property claims being successfully asserted. We record a provision when we estimate that the claim could successfully be asserted in a court of law, when the loss is considered probable and in the absence of a valid offset or counterclaim. In the event of litigation which is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third-party intellectual property claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.

Other claims. We are subject to the possibility of various loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs or claims on our products not covered by insurance, breach of contract claims, tax claims and claims for environmental damages. When determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether they need to be readjusted based on the current information available to us. In the event of litigation that is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.

Fiscal Year

Our fiscal year starts at January 1; the first quarter of 2004 lasted until Saturday, March 27, 2004. The second quarter of 2004 ended on June 26, 2004, and the third quarter of 2004 will end on September 25, 2004. The fourth quarter will cover the period from September 26 through December 31.

Business Overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPU”), dynamic random access memories (“DRAMs”), and optoelectronics devices).

In 2003, semiconductor industry revenues improved driven by a more favorable economic environment. According to the most recently published estimates of industry data, the semiconductor industry experienced a year-over-year revenues increase of approximately 18.3% for the TAM and of approximately 19.0% for the SAM compared to 2002. Calculated on a comparable basis, that is without information with respect to actuators which was not included in the indicators before 2003, the TAM and the SAM both increased 16.8%.

Favorable industry conditions continued in the first half of 2004 with strong demand registered in cellular phones, PCs and consumer applications, both digital and analog. Based upon preliminary industry estimates, first half 2004 semiconductor industry revenues increased by approximately 35% for the TAM, and by approximately 32% for the SAM on a year-over-year basis.

Our first half 2004 net revenues also showed a marked improvement, but, based on the preliminary industry estimates set forth above, our revenue growth was below that of the TAM and the SAM. Our net revenues for the first half of 2004 were $4,201 million, a 26.5% increase over the $3,321 million reported for the first half of 2003. On a year-over-year basis, the strongest contributors to our revenues increase were Memories and Discrete Products, while Differentiated Products and Standard Products grew at a rate below the Company’s average. In terms of market segments, in the first half of 2004, our year-over-year revenue increase was mainly driven by Consumer, Industrial, Automotive and Telecommunications, while Computer registered a moderate increase.

Our second quarter 2004 revenues were $2,172 million, an increase of 27.6% over revenues of $1,702 million reported in the second quarter of 2003. On a sequential basis, our second quarter 2004 revenues increased by 7.0% from the $2,029 million of the first quarter of 2004. Our second quarter 2004 revenues were within our expected range and could have been higher, had it not been for some order push-outs in the computer peripherals market and short-term testing bottlenecks affecting our ability to ship certain products. On a quarterly sequential basis, major revenue increases were posted by the Discrete and Standard ICs Group as well as by the Memory group. Our second quarter sequential revenue increase was broad-based with four of our five targeted market segments showing quarter-over-quarter improvement. Automotive, Consumer and Industrial were the strongest contributors. Telecommunications, including wireless and networking, was up over 2004 first quarter levels; but softness in hard disk applications caused Computer to post a moderate sequential decline. Flash memory product sales increased 9.7% sequentially to $304 million.

Our gross profit increased 13.2% sequentially on a 7.0% sequential revenue gain, therefore raising our profitability levels in the second quarter of 2004. Our gross margin was 37.4% in the second quarter of 2004, improving when compared to 35.7% reported for last year’s second quarter and 35.4% for the first quarter 2004. Gross margin benefited from higher fab utilization rates and other manufacturing efficiencies.

Additionally, in the second quarter of 2004, as a percentage of net revenues, selling, general and administrative expenses decreased to 11.0% from 11.3% in the first quarter of 2004, and research and development expenses decreased to 17.7% from 17.9% in the first quarter of 2004.

Gross profit increase and cost control enabled us to report substantial sequential increases in operating and net income for the second quarter of 2004, while continuing to invest in technology, product development and worldwide marketing programs. Our profitability for the second quarter of 2004 improved compared to that of the first quarter of 2004, reflecting the benefit of a higher gross margin and lower operating expenses as a percentage of net revenues. Our operating income in the second quarter of 2004 was $179 million, a 123.2% increase over the $80 million reported in the first quarter 2004. In the second quarter of 2004, operating income increased by 47.5%, from the $121 million reported in the second quarter of 2003.

In the second quarter of 2004 we continued to invest in upgrading and expanding our manufacturing capacity, mainly in our wafer fabrication facilities (known as “fabs”), where the factory utilization rate reached 91% of our wafer fab capacity at the end of the period. Our capital expenditures were $587 million in the second quarter of 2004 compared to $321 million in the first quarter of 2004. We financed all of our capital investments in the period with net cash generated from operating activities. See “Liquidity and Capital Resources—Liquidity”. At June 26, 2004 our financial position resulted in a net financial debt of $75 million. Our total financial debt was $2.8 billion, of which $1.7 billion was long-term debt. See “Liquidity and Capital Resources—Capital Resources” in this Form 6-K for a definition and reconciliation of net financial position, which is a non-GAAP financial measure.

Business Outlook

Based upon current visibility, we expect 2004 to continue to be a year of progressive improvements in revenues and profitability for us. For the third quarter of 2004, we anticipate that net revenues will increase by 2% to 8% on a sequential basis, which equates to a year-over-year increase of between 23% and 30%. This increase in revenues is expected to be driven by a broad range of applications, including: wireless, networking, data storage and most of the digital consumer and automotive applications that we serve. Additionally, sales of Flash memory products should continue to increase at a rate that exceeds our Company-wide average.

Based on an average euro to U.S. dollar exchange rate of €1.00 to $1.23, or 2.5% above that of the second quarter of 2004, the third quarter gross margin benefit from our expected sequential revenue increase is likely to be offset by the negative currency impact and the cost of technical problems which occurred at the end of the second quarter. Although these technical problems have been resolved, their effect and that of the currency fluctuation are expected to penalize third quarter gross margin by approximately 100 basis points. Given these factors, and assuming a modest sequential decline in prices, we anticipate that third quarter gross margin will approximate 37.5% plus or minus 50 basis points.

Assuming a currency scenario similar to what we have used for the 2004 third quarter, currently available backlog data together with our expectations for a more favorable product mix and the resumption of manufacturing efficiencies, particularly associated with the migration to finer geometries, confirm our roadmap to reach gross margin of at least 40% in the fourth quarter of this year.

Additionally, we should be competitively well positioned to fully optimize specific market opportunities in 2005, when we will have a significantly enhanced product portfolio addressing high-growth applications and an expanded customer base, plus the benefit of an improved cost structure.

On October 22, 2003, we defined a manufacturing restructuring plan that was to be substantially completed within eighteen months. Customer service requirements during the recent period of tight capacities have caused the plan’s substantial completion date to be pushed back. Up to June 26, 2004, we have already incurred approximately $250 million of the expected $350 million pre-tax charges associated with this restructuring plan and related manufacturing initiatives. We expect that an additional $20 million to $30 million in pre-tax charges will be incurred in the second half of 2004, with the remainder taken in 2005. In the second half of 2004, we will realize the first meaningful cost savings of this plan, which are expected to reach approximately $25 million for the period. In 2005, these savings are expected to accelerate to $80 million with the full projected $120 million in annualized after-tax cost savings being realized in 2006.

Other Developments

On March 5, 2004, we formed UPEK, Inc., a new joint-venture company, with Sofinova Capital IV, incorporated in the United States of America, as a spin-off of our TouchChip business. UPEK, Inc. was initially capitalized with the transfer of our business, personnel and technology assets related to our fingerprint biometrics business, formerly known as our TouchChip Business Unit (accounted for as “Others” in “Segment Information” below), for a 48% interest estimated to be equivalent to $10 million. Sofinova Capital IV contributed $11 million in cash for a 52% interest.

On March 15, 2004, we announced that our Supervisory Board had approved the recommendation of our President and Chief Executive Officer for his succession and will propose that Mr. Carlo Bozotti be appointed as the sole member of the Managing Board and President and Chief Executive Officer, subject to the approval by our shareholders at their 2005 Annual General Meeting. As part of the succession plan, the Supervisory Board, upon proposal of Mr. Bozotti, will endorse the appointment of Mr. Alain Dutheil as Chief Operating Officer reporting to the President and Chief Executive Officer. Both Mr. Bozotti and Mr. Dutheil are currently Executive Officers of our company.

In the second quarter of 2004, we paid $107 million in dividends pursuant to the decision taken by our shareholders at our Annual General Meeting held on April 23, 2004 ($0.12 per share, an increase from the $0.08 level of the prior year’s cash dividend per share payment).

On May 28, 2004, we announced that, from May 21, 2004 through May 27, 2004, we repurchased an additional nominal amount of $121 million of our outstanding Zero Coupon Senior Convertible Bonds due 2010 (our “2010 Bonds”), in addition to the nominal amount of $186 million repurchased on May 19, 2004, for a total nominal aggregate amount repurchased of $307 million and for a total aggregate amount paid of approximately $244 million. As of June 26, 2004, we had repurchased a nominal amount of $1,980 million of our 2010 Bonds, representing 92.28% of the total nominal amount of 2010 Bonds originally issued. We also announced on June 8, 2004 that we would redeem all of our remaining outstanding 2010 Bonds on July 9, 2004 for a total cash amount of $131 million. We have completed the sweep-up redemption of our 2010 Bonds.

Results of Operations

Segment information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductor business, we design, develop, manufacture and market a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICSs”), full custom devices and semicustom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, following the acquisition of Incard we started the full chain manufacturing of Smart card products, which includes the production and sale of both silicon chips as in the past and of cards. Our principal resource allocation decisions in the Semiconductor business area are for ongoing expenditures in research and development and capital investments in front-end and back-end manufacturing facilities. We manage our Semiconductor business in four segments, aligned with four main product groups: Telecommunications, Peripherals and Automotive; Discrete and Standard ICs; Memory Products; and Consumer and Microcontroller (collectively referred to as the “Groups”). Revenues and operating results of the Smart card products are included in Memory Products. We manage our revenues and internal operating income performance based on these segments.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the Telecommunications, Automotive and industrial markets, including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”).

The following tables present our consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate sponsored initiatives, including starting-up marketing and design operations in targeted developing areas, certain corporate level operating expenses, as well as certain other miscellaneous charges.

	(unaudited)		(unaudited)

	Three Months Ended		Six Months Ended

	June 26, 2004	June 28, 2003	June 26, 2004	June 28, 2003

	(in millions)		(in millions)
Net revenues by product group:
Telecommunications, Peripherals and Automotive	$842	$784	$1,682	$1,570
Discrete and Standard ICs	419	299	775	572
Memory Products	509	287	961	549
Consumer and Microcontroller	386	313	750	595
Others(1)	16	19	33	35

Total consolidated net revenues	$2,172	$1,702	$4,201	$3,321

(1)	Includes revenues from sales of subsystems and other products not allocated to product groups.

	(unaudited)		(unaudited)

	Three Months Ended		Six Months Ended

	June 26, 2004	June 28, 2003	June 26, 2004	June 28, 2003

	(in millions)		(in millions)
Operating income (loss) by product group:
Telecommunications, Peripherals and Automotive	$109	$134	$223	$273
Discrete and Standard ICs	92	24	143	47
Memory Products	39	(13)	44	(39)
Consumer and Microcontroller	22	8	40	20

Total operating income of product groups	262	153	450	301
Others	(83)	(32)	(191)	(56)

Total consolidated operating income	$179	$121	$259	$245

	(unaudited)		(unaudited)

	Three Months Ended		Six Months Ended

	June 26, 2004	June 28, 2003	June 26, 2004	June 28, 2003

	(as percentage of net revenues)
Operating income (loss) by product group:
Telecommunications, Peripherals and Automotive (1)	12.9%	17.1%	13.3%	17.4%
Discrete and Standard ICs (1)	22.0	8.0	18.5	8.2
Memory Products (1)	7.7	(4.5)	4.6	(7.1)
Consumer and Microcontroller (1)	5.7	2.6	5.3	3.4
Others (2)	(3.8)	(1.1)	(4.5)	(1.7)

Total consolidated operating income (3)	8.2%	7.1%	6.2%	7.4%

(1)	As a percentage of net revenues per product group.
(2)	As a percentage of total net revenues. Includes operating income from sales of subsystems and other income (costs) not allocated to product groups.
(3)	As a percentage of total net revenues.

	(unaudited)		(unaudited)

	Three Months Ended		Six Months Ended

	June 26, 2004	June 28, 2003	June 26, 2004	June 28, 2003

	(in millions)		(in millions)
Reconciliation to consolidated operating income:
Total operating income of product groups	$262	$153	$450	$301
Strategic and other research and development programs	(25)	(10)	(54)	(17)
Strategic marketing programs	(7)	(1)	(10)	(1)
Patent litigations	(2)	0	(2)	0
Start-up costs	(9)	(12)	(32)	(19)
Impairment, restructuring charges and other related closure costs	(12)	—	(45)	—
Subsystems	(1)	2	(1)	4
Other non-allocated provisions	(27)	(11)	(47)	(23)

Others (1)	(83)	(32)	(191)	(56)
Total consolidated operating income	$179	$121	$259	$245

(1)	Includes unallocated expenses such as: strategic and special research and development programs, certain corporate level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups.

Net revenues by location of order shipment, by customers’ region of origin and by product family

The table below sets forth information on our net revenues by location of order shipment, by customers’ region of origin and by product family:

	(unaudited)		(unaudited)

	Three Months Ended		Six Months Ended

	June 26, 2004	June 28, 2003	June 26, 2004	June 28, 2003

	(in millions)		(in millions)
Net Revenues by Location of Order Shipment:(1)
Europe	$587	$490	$1,142	$961
North America	318	232	620	460
Asia/Pacific	923	730	1,777	1,432
Japan	101	86	188	158
Emerging Markets	243	164	474	310

Total	$2,172	$1,702	$4,201	$3,321

Net Revenues by Customers’ Region of Origin:(1)
Europe	$998	$783	$1,923	$1,503
North America	567	484	1,160	977
Asia/Pacific	395	254	714	501
Japan	134	126	255	235
Emerging Markets	78	55	149	105

Total	$2,172	$1,702	$4,201	$3,321

Net Revenues by Product Family:
Differentiated Products	$1,400	$1,179	$2,771	$2,311
Standard & Commodities	108	96	205	184
Micro & Memories	341	206	630	406
Discretes	323	221	595	420

Total	$2,172	$1,702	$4,201	$3,321

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia/Pacific affiliates are classified as Asia/Pacific revenues. Net revenues by customers’ region of origin depend on the location of the customer’s headquarters. For example, products ordered by U.S.-based companies to be invoiced to Asia/Pacific affiliates are classified as North America revenues.

The table below sets forth information on our net revenues by location of order shipment, by customers’ region of origin and by product family in percentages of total net revenues:

	(unaudited)		(unaudited)

	Three Months Ended		Six Months Ended

	June 26, 2004	June 28, 2003	June 26, 2004	June 28, 2003

	(as percentages of net revenues)		(as percentages of net revenues)
Net Revenues by Location of Order Shipment
Europe	27.0%	28.8%	27.2%	28.9%
North America	14.6	13.7	14.7	13.9
Asia/Pacific	42.5	42.9	42.3	43.1
Japan	4.7	5.0	4.5	4.8
Emerging Markets	11.2	9.6	11.3	9.3

Total	100.0%	100.0%	100.0%	100.0%

Net Revenues by Customers’ Region of Origin:(1)
Europe	45.9	46.1	45.8	45.3
North America	26.1	28.4	27.6	29.4
Asia/Pacific	18.2	14.9	17.0	15.1
Japan	6.2	7.4	6.1	7.1
Emerging Markets	3.6	3.2	3.5	3.1

Total	100.0%	100.0%	100.0%	100.0%

Net Revenues by Product Family:
Differentiated Products	64.4	69.3	65.9	69.6
Standard & Commodities	5.0	5.6	4.9	5.5
Micro & Memories	15.7	12.1	15.0	12.2
Discretes	14.9	13.0	14.2	12.7

Total	100.0%	100.0%	100.0%	100.0%

The following table sets forth certain financial data from our consolidated statements of income, expressed in each case as a percentage of net revenues:

	(unaudited)		(unaudited)

	Three Months Ended		Six Months Ended

	June 26, 2004	June 28, 2003	June 26, 2004	June 28, 2003

	(as percentages of net revenues)		(as percentages of net revenues)
Net sales	100.0%	100.0%	100.0%	99.9%
Other revenues	0.0	0.0	0.0	0.1

Net revenue	100.0	100.0	100.0	100.0

Cost of sales	(62.6)	(64.3)	(63.6)	(64.7)

Gross profit	37.4	35.7	36.4	35.3

Operating expenses:
Selling, general and administrative	(11.0)	(11.2)	(11.2)	(11.0)
Research and development	(17.7)	(17.5)	(17.8)	(17.4)
Other income and expenses, net	0.2	0.1	(0.1)	0.5
Impairment, restructuring and other related closure costs	(0.6)	0.0	(1.1)	0.0
Total operating expenses	(29.1)	(28.6)	(30.2)	(27.9)

Operating income	8.3	7.1	6.2	7.4
Interest expense, net	(0.2)	(0.9)	(0.2)	(1.0)
Equity in loss of joint venture	(0.0)	(0.1)	(0.0)	0.0
Loss on extinguishment of convertible debt	(0.2)	(0.4)	(0.1)	(0.5)

Income before income taxes and minority interests	7.9	5.7	5.9	5.9
Income tax expense	(1.1)	(1.0)	(0.5)	(1.1)

Income before minority interests	6.8	4.7	5.4	4.8
Minority interests	0.0	0.0	(0.1)	0.0

Net income	6.8%	4.7%	5.3%	4.8%

Second Quarter 2004 vs. Second Quarter 2003

In the second quarter of 2004, our net revenues increased 27.6% from the second quarter of 2003, and 7.0% compared to the first quarter of 2004.

Net revenues.    Net sales increased by 27.5% from $1,702 million in the second quarter of 2003 to $2,171 million in the second quarter of 2004, and increased sequentially by 7.0% from $2,029 million in the first quarter of 2004. On a year-over-year basis, the increase in our net sales in the second quarter of 2004 was primarily due to higher sales volumes and a more favorable product mix while our average selling prices declined by approximately 6% due to the continuing pricing pressure. Other revenues amounted to $1 million in the second quarter of 2004. Net revenues increased 27.6%, from $1,702 million in the second quarter of 2003 to $2,172 million in the second quarter of 2004. The increases in Memory Products Group and Discrete and Standard ICs Group were significantly above the Company's average; the Consumer and Microcontroller Groups increased at a rate close to the Company's average, while the Telecommunications, Peripherals and Automotive Groups registered a more moderate increase.

The Telecommunications, Peripherals and Automotive Groups’ net revenues increased by 7.4% compared to the second quarter of 2003, primarily as a result of an increase in volume and of a more favorable product mix, offset by continuing price pressures. Revenues increased mainly in the Automotive and Audio groups while sales in Computer Peripherals and Telecommunications groups increased slightly. The Discrete and Standard ICs Group’s net revenues increased by 39.8% as a result of higher volumes in all major product families and an improved product mix. The Memory Products Group’s net revenues increased by 77.7% as a result of a significant volume increase and a more favorable product mix, particularly in Flash and Smart card. Second quarter 2004 Smart card revenues also benefited from the acquisitions of Incard and Proton, which contributed $30 million in sales. The Consumer and Microcontroller Groups’ net revenues increased 23.3%, mainly due to a strong increase in sales volumes in digital consumer products, particularly in our Set-Top Box and Imaging Divisions, the latter led by demand for cameras used in cellular phones. All product groups experienced declines in selling prices, both in standard products and differentiated products.

On a sequential basis, Discrete and Standard ICs Group and Memory Products Group posted revenue increases of 17.5% and 12.8%, respectively, while Consumer and Microcontroller Groups revenues increased by 5.7%, and Telecommunications, Peripherals and Automotive Groups revenues were basically flat compared to the first quarter of 2004.

In the second quarter of 2004, we maintained our focus on differentiated ICs, which accounted for the largest share, equivalent to approximately 64% of our net revenues, decreasing however from the share of approximately 69% recorded in the second quarter of 2003. This decrease in share is mainly due to the relatively lower contributions of Telecommunications, Peripherals and Automotive Groups and Consumer and Microcontroller Groups. Differentiated ICs foster close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products. Our Memories and Micro products and our Discrete products increased significantly as a percentage of net revenues in the second quarter of 2004 compared to the second quarter of 2003, reflecting the strong increase in revenues of the Memory Products Group, in particular Flash memory, and of Discrete and Standard ICs Group. Memories and Micro products represented 15.7% of net revenues in the second quarter of 2004 compared to 12.1% one year ago, and Discrete products reached 14.9% of our net revenues compared to 13.0% last year second quarter. Analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs, accounted for approximately 42.6% of our net revenues in the second quarter of 2004, compared to 50.1% of net revenues in the second quarter of 2003. Historically, these families of products, particularly analog ICs, have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry. The difficult competitive environment in the semiconductor market in more recent years, however, has led to price pressures in these product families as well; we registered important price declines in these product families during the latest quarters.

In the second quarter of 2004, the largest share of our revenues continued to come from customers whose region of origin is Europe. The largest revenue increases, however, were from customers in Asia/Pacific and Emerging Markets, reflecting a strong increase in market demand in these regions.

By location of order shipment, the largest revenues increases in the second quarter of 2004 compared to the second quarter of 2003 came from Emerging Markets, America and Asia/Pacific, attributable to the higher rates of growth of local economies and the delocalization of production activities to new developing countries.

In the second quarter of 2004, we had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 15% of our revenues, down from approximately 18% in the second quarter of 2003. Our top ten original equipment manufacturer customers accounted for approximately 43% of our net revenues for the second quarter 2004 compared to approximately 47% in the same period in 2003.

Gross profit.    Our gross profit improved by 33.8%, from $607 million in the second quarter of 2003 to $812 million in the second quarter of 2004. As a percentage of net revenues, gross profit improved from 35.7% in the second quarter of 2003 to 37.4% in the second quarter of 2004. This margin improvement was mainly due to the strong increase in our net revenue volumes and overall improved manufacturing performances, partially offset by the average selling price declines and the negative impact of the weakening U.S. dollar exchange rate. The impact of changes in foreign exchange rates on gross profit in the second quarter of 2004 compared to the second quarter of 2003 was estimated to be negative since the negative currency impact on cost of sales generated by the weaker U.S. dollar versus the euro and other currencies was greater than the favorable impact on net revenues. See “–Impact of Changes in Exchange Rates”.

Selling, general and administrative expenses.    Selling, general and administrative expenses increased 25.1% from $191 million in the second quarter of 2003 to $239 million in the second quarter of 2004. This increase was largely due to the enhanced spending in marketing activities associated with new initiatives to broaden our customer base and to the depreciation of the U.S. dollar. As a percentage of net revenues, selling, general and administrative expenses decreased slightly from 11.2% in the second quarter of 2003 to 11.0% in the second quarter of 2004.

Research and development expenses.    Research and development expenses increased 28.9%, from $298 million in the second quarter of 2003 to $384 million in the second quarter of 2004. This increase resulted primarily from increased spending in product design and technology for our core activities, the impact of acquisitions and from the effect of the U.S. dollar depreciation. We continued to invest heavily in research and development during the second quarter of 2004, and we have increased our research and development staff by approximately 1,400 people during the last twelve months. We continued to allocate significant resources to strengthen our market position in key applications, reflecting our commitment to customer service and continuing innovation. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production or process-transfer costs, which are accounted for as cost of sales. As a percentage of net revenues, research and development expenses increased slightly from 17.5% in the second quarter of 2003 to 17.7% in the second quarter of 2004.

Other income and expenses, net.    Other income and expenses, net, include, among other items, funds received through government agencies for research and development expenses, the cost of new plant start-ups, as well as foreign currency gains and losses and the costs of certain activities relating to intellectual property and gains or losses from sales of assets. In the second quarter of 2004, the net effect of these items resulted in income of $2 million compared to $3 million in the second quarter of 2003. The main items recorded in the second quarter of 2004 were $13 million in income from research and development funding and $8 million of exchange gains, offset by expenses of $9 million for start-up costs, related mainly to our 150mm fab in Singapore, to our 200mm fab in Agrate (Italy) and to our 300mm fab in Catania (Italy) and $8 million for patent claim costs.

Impairment, restructuring charges and other related closure costs.    In the second quarter of 2004, we recorded a $12 million charge for impairment, restructuring charges and other related closure costs, of which $9 million related to our 150mm restructuring plan mainly associated with the closure of our Rennes (France) plant, $2 million to back-end restructuring, and $1 million related to personnel reduction.

Operating income.    Operating income increased from $121 million in the second quarter of 2003 to $179 million in the second quarter of 2004. This increase in operating income was primarily due to the increased volume of sales and improved manufacturing performance, which more than offset a slight increase in total operating expenses as a percentage of net revenues while total operating expenses slightly increased as a percentage of net revenues. The impact of changes in foreign exchange rates on operating income in the second quarter of 2004 compared to the second quarter of 2003 was estimated to be unfavorable because the depreciation of the U.S. dollar versus the euro and other currencies negatively impacted cost of sales and operating expenses, and the currency impacts on these costs were higher than the favorable impact on net sales. See “—Impact of Changes in Exchange Rates”.

Compared to the second quarter 2003, the operating income of our product groups improved for all the groups except for the Telecommunications, Peripherals and Automotive Groups in the second quarter 2004. Operating income for the Discrete and Standard ICs Group increased to $92 million in the second quarter of 2004 from $24 million in the second quarter of 2003, equivalent to an operating margin of 22.0% in the second quarter 2004 compared to 8.0% in the prior year. This significant increase in Discrete and Standard ICs Group operating income was due to a strong rebound in sales and more favorable product mix as well as to an improvement in manufacturing performance. Memory Products Group operating income was $39 million in the second quarter of 2004 significantly improving from an operating loss of $13 million in the second quarter of 2003. This improvement in operating income was due to a significant increase in sales and improved product mix. The operating income of our Consumer and Microcontroller Groups was $22 million in the second quarter 2004, increasing from $8 million in the second quarter 2003, resulting from the increase in sales. Telecommunications, Peripherals and Automotive Groups operating income decreased from $134 million in the second quarter 2003 to $109 million in the second quarter 2004. The deterioration of the operating result in Telecommunications, Peripherals and Automotive Groups was mainly due to the decline in selling prices caused by competitive market conditions and to the higher level of operating expenses related to higher R&D expenditures, as well as to the impact of the decline in the value of the U.S. dollar.

Interest expense, net.    Our interest expense, net, decreased from a charge of $16 million in the second quarter of 2003 to a charge of $3 million in the second quarter of 2004. This improvement was mainly due to the decrease in interest expense resulting from the repurchases completed in 2003 and 2004 of our 2010 Bonds. Our interest income on our available cash was $10 million in the second quarter of 2004 compared to $9 million in the second quarter of 2003. Interest expense, which is mainly related to long-term debt consisting mainly of outstanding convertible bonds issued at fixed rates, decreased to $13 million in the second quarter of 2004 from $25 million in the second quarter of 2003 due to the repurchase of our 2010 Bonds during the second quarter 2004. We redeemed all remaining outstanding 2010 Bonds on July 9, 2004. See “Overview—Other Developments”.

Equity in loss of joint venture.    No loss was registered in the second quarter of 2004, while we incurred a net loss of $1 million in the second quarter of 2003 on our investment in SuperH, Inc., the joint venture we formed with Hitachi, Ltd. in 2001.

Loss on extinguishment of convertible debt.    During the second quarter of 2004, we registered a non-operating pre-tax charge of $4 million related to the repurchase of approximately $307 million aggregate principal amount at maturity of our 2010 Bonds, see “Overview—Other Developments”. As of June 26, 2004, we had repurchased 92.28% of the total amount of 2010 Bonds originally issued. This $4 million charge included the $3 million price paid in excess of the bonds’ accreted value and the $1 million write-off of the related capitalized offering expenses. In the second quarter of 2003, we registered a non-operating pre-tax charge of $6 million related to the repurchase of approximately $214 million of the aggregate principal amount at maturity of our 2010 Bonds.

Income tax expense.    Income tax expense was $18 million in the second quarter of 2003 and $23 million in the second quarter of 2004. The increase in income tax expense was due to the increase in income before income tax and minority interests in the second quarter of 2004. The effective tax rate was 13.4% in the second quarter of 2004, compared to 18.0% in the second quarter of 2003. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could increase in the coming years.

Net income. For the second quarter of 2004, we had net income of $148 million, compared to net income of $80 million for the second quarter of 2003 and $77 million for the first quarter of 2004. Basic and diluted earnings per share for the second quarter of 2004 were $0.17 and $0.16, respectively, compared to basic and diluted earnings of $0.09 per share for the second quarter of 2003 and basic and diluted earnings of $0.09 and $0.08, respectively, per share for the first quarter of 2004.

First Half of 2004 vs. First Half of 2003

During the first half of 2004, according to preliminary estimates of industry data, the semiconductor industry experienced an increase in revenues of approximately 35% for the TAM and of approximately 32% for the SAM, compared to the first half of 2003. During the first half of 2004, our net revenues registered a 26.5% increase compared to the first half of 2003.

Net revenues.    Net sales increased by 26.5%, from $3,319 million in the first half of 2003 to $4,199 million in the first half of 2004. On a year-over-year basis, the increase in our net sales in the first half of 2004 was primarily due to our sales volumes, while our average selling prices declined by approximately 6% due to continuing pricing pressures. Other revenues amounting to $2 million remained constant at the same level as last year. On a year-over-year basis, net revenues increased by 26.5%, from $3,321 million in the first half of 2003 to $4,201 million in the first half of 2004. The greatest contributors to the revenues increase were Memories and Discrete Products, while Differentiated and Standard Products were below our Company-wide average. In terms of market segments, the greatest year-over-year improvements in revenues came from Consumer, Industrial, Automotive and Telecommunications while Computer registered a solid increase.

The Telecommunications, Peripherals and Automotive Groups’ net revenues increased by 7.2% in the first half of 2004 compared to the first half of 2003, primarily as a result of an increase in volume and a more favorable product mix. Automotive and Audio group was the major contributor, while Telecommunications group was marginally up. The Discrete and Standard ICs Group’s net revenues increased by 35.5% due to higher volumes and improved product mix in all product families including Transistors, Discrete and Standard Commodities. The Memory Products Group’s net revenues increased by 75.1% as a result of a strong volume increase and improved product mix registered in all major product families; in particular, Flash memory revenues increased by approximately 84% compared to the first half of 2003. In the first half of 2004, Memory Products Group also benefited from a contribution of $56 million of revenues as a result of the acquisitions of Incard and Proton. The Consumer and Microcontroller Groups’ net revenues increased 26.0%, mainly due to a strong increase in sales volumes in most of its business units: Set-Top Box, Imaging, Display and TV and Microcontrollers, while the DVD business unit registered a decrease in sales. All product groups experienced declines in selling prices.

During the first half of 2004, we maintained our focus on differentiated ICs, which accounted for approximately 66% of our net revenues, compared to approximately 70% in the first half of 2003. The decrease in share is mainly due to the lower revenue increase performances of the Telecommunications, Peripherals and Automotive and Consumer and Microcontroller Groups. Our Memories and Micro products and our Discrete products increased their share of our net revenues significantly in the first half of 2004 when compared to the first half of 2003, reflecting the strong increase in revenues of the Memory Products Group, in particular Flash memory, and of the Discrete and Standard ICs Group. Memories and Micro products share accounted for 15.0% of net revenues in the first half of 2004 compared to 12.2% one year ago, and Discrete products reached 14.2% of net revenues compared to 12.7% in the previous year. Analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs, accounted for 43.8% of our net revenues in the first half of 2004, compared to 51.3% in the first half of 2003.

In the first half of 2004, the largest share of our revenues continued to come from customers whose region of origin is Europe. In terms of revenues increase, however, the largest contributors were customers in Asia/Pacific and Emerging Markets, reflecting a strong increase in market demand in these regions.

By location of order shipment, the largest revenues increases in the first half of 2004 compared to the first half of 2003 came from Emerging Markets, America and Asia/Pacific, reflecting the higher growth rates of local economies and the delocalization of production activities to new developing countries.

During the first half of 2004, we had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 15% of our revenues, decreasing from approximately 18% in the first half of 2003. Our top ten original equipment manufacturer customers accounted for approximately 43% of our net revenues during the first half of 2004 compared to approximately 47% in the first half of 2003.

Gross profit.    Our gross profit increased by 30.4% in the first half of 2004, from $1,174 million in the first half of 2003 to $1,530 million in the first half of 2004. As a percentage of net revenues, gross margin increased from 35.3% in the first half of 2003 to 36.4% in the first half of 2004. This margin increase was mainly due to higher sales volumes and improved manufacturing performance that more than compensated for the decline in average selling prices and the negative impact of the decline in the value of the U.S. dollar. The impact of changes in foreign exchange rates on gross profit in the first half of 2004 compared to the first half of 2003 was estimated to be negative, since the negative currency impact on cost of sales generated by the weaker U.S. dollar versus the euro and other currencies was greater than the favorable impact on net revenues. See “—Impact of Changes in Exchange Rates”.

Selling, general and administrative expenses.    Selling, general and administrative expenses increased 28.4% from $366 million in the first half of 2003 to $469 million in the first half of 2004. This increase was largely due to the enhanced spending in marketing activities associated with new initiatives to expand our customer base and to the decline in the value of the U.S. dollar. As a percentage of net revenues, selling, general and administrative expenses increased slightly from 11.0% in the first half of 2003 to 11.2% in the first half of 2004.

Research and development expenses.    Research and development expenses increased 28.6%, from $581 million in the first half of 2003 to $747 million in the first half of 2004. This increase resulted primarily from greater spending on product design and technology for our core activities, as a result of acquisitions and from the impact of the decline in value of the U.S. dollar. We continued to invest heavily in research and development during the second quarter of 2004, and we increased our research and development staff by approximately 1,400 people during the last twelve months. We continued to allocate significant resources to strengthen our market position in key applications, reflecting our commitment to customer service and continuing innovation. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production or process-transfer costs, which are accounted for as cost of sales. As a percentage of net revenues, research and development expenses increased from 17.4% in the first half of 2003 to 17.8% in the first half of 2004.

Other income and expenses, net.    Other income and expenses, net include, among other items, funds received through government agencies for research and development expenses, the cost of new plant start-ups, as well as foreign currency gains and losses and the costs of certain activities relating to intellectual property and gains and losses from sales of assets. In the first half of 2004, the net effect of these items resulted in expense of $10 million compared to an income of $18 million in the first half of 2003. The main items recorded in the first half of 2004 were $28 million in income from research and development funding, $9 million of foreign exchange transaction gains and $6 million of gains on sales of non-current assets; offset by expenses of $32 million for start-up costs mainly for our 300mm fabrication facilities in Crolles (France) and Catania (Italy) as well as for our new 150mm plant in Singapore, $14 million for patent claim costs and $7 million for other non-recurring miscellaneous expenses.

Impairment, restructuring charges and other related closure costs.    In the first half of 2004, we recorded $45 million in impairment, restructuring charges and other related closure costs, while in the first half of 2003 we did not record any expense. The main items included in this year’s costs relate to our 150mm restructuring plan announced in October 2003.

Operating income.    Operating income increased from $245 million in the first half of 2003 to $259 million in the first half of 2004, primarily as a result of the significant increase in our net revenues and our improved gross margin. First half 2004 operating income included a charge of $45 million related to impairment, restructuring charges and other related closure costs. The impact of changes in foreign exchange rates on operating income in the first half of 2004 compared to the first half of 2003 was estimated to be negative because the decline in the value of the U.S. dollar versus the euro and other currencies negatively impacted cost of sales and operating expenses, and the currency impact on these costs was higher than the favorable impact on net sales. See “—Impact of Changes in Exchange Rates”.

In the first half of 2004, the operating income of our product groups, with the exception of Telecommmunications, Peripherals and Automotive Groups, improved compared to the first half of 2003. Operating income in our Discrete and Standard ICs Group significantly increased from $47 million in the first half of 2003 to $143 million in the first half of 2004, and as a percentage of sales from 8.2% to 18.5%, mainly due to the higher level of revenues and improvement in manufacturing performance. Our Memory Product Group’s operating results also improved significantly from a $39 million loss registered in the first half of 2003 to $44 million in operating income in the first half of 2004, resulting from a strong increase in revenues, improved manufacturing performance and an improved product mix. Our Consumer and Microcontroller Groups’ operating income was $40 million in the first half of 2004, increasing from $20 million in the first half of 2003, as a result of increased sales. Our Telecommunications, Peripherals and Automotive Groups’ operating income decreased from $273 million in the first half of 2003 to $223 million in the first half of 2004. This decline was mainly due to lower selling prices and a higher level of operating expenses caused by increased spending in research and development, as well as by the negative impact of the decline in the value of the U.S. dollar.

Interest expense, net.    Our interest expense, net, decreased from a charge of $33 million in the first half of 2003 to a charge of $7 million in the first half of 2004. This improvement was mainly due to the decrease in interest expense, resulting from the repurchases done in 2003 and 2004 of our 2010 Bonds. Interest expense, which is mainly related to our long-term debt, consisting primarily of outstanding convertible bonds issued at fixed rates, decreased to $28 million in the first half of 2004 from $52 million in the first half of 2003 due to the repurchases of our 2010 Bonds done in 2003 and 2004. We redeemed all remaining outstanding 2010 Bonds on July 9, 2004. See “Overview—Other Developments”.

Equity in loss of joint venture.    No loss was registered in the first half of 2004 while we incurred, in the first half of 2003, a net loss of $1 million on our investment in SuperH, Inc., the joint venture we formed with Hitachi, Ltd. in 2001.

Loss on extinguishment of convertible debt.    In the first half of 2004, we registered a non-operating pre-tax charge of $4 million related to the repurchase of approximately $307 million of the aggregate principal amount at maturity of our 2010 Bonds. This charge included the $3 million price paid in excess of the bonds’ accreted value and the $1 million write-off of the related capitalized offering expenses. In the first half of 2003, we registered a non-operating pre-tax charge of $15 million related to the repurchase of approximately $643 million of the aggregate principal amount at maturity of our 2010 Bonds.

Income tax expense.    Income tax expense amounted to $22 million in the first half of 2004, compared to $35 million in the first half of 2003. In the first half of 2004, we registered a tax benefit of $13 million as a result of a reversal of the previous year's accruals in one of our jurisdictions. The effective tax rate was 8.8% in the first half of 2004, compared to 18.0% in the first half of 2003. Excluding the benefit of the reversal, the effective tax rate would have been 13.9%. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could increase in the coming years.

Net income.    In the first half of 2004, our net income was $225 million, a 41.7% increase compared to net income of $159 million reported in the first half of 2003. Basic and diluted earnings per share for the first half of 2004 were $0.25 and $0.24, respectively, compared to basic and diluted earnings of $0.18 per share for the first half of 2003.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by changes in exchange rates between the U.S. dollar and other currencies, particularly the euro, the Japanese yen and other Asian currencies.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar, and product prices are mainly denominated in U.S. dollars. However, revenues for certain of our products (primarily dedicated products sold in Europe and Japan) that are quoted in currencies other than the U.S. dollar are directly affected by fluctuations in the value of the U.S. dollar. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or translated into local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. As a result of the currency variations, the appreciation of the euro compared to the U.S. dollar increases our level of revenues when reported in U.S. dollars.

Certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currency of the jurisdictions in which our operations are located, and most of our operations are located in the euro zone or other currency areas. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, while we receive a limited part of our revenues, and more importantly, incur the majority of our costs, in currencies other than the U.S. dollar. In the first half of 2004, the U.S. dollar has declined in value, particularly against the euro when compared to the first half of 2003, causing us to report higher cost of sales and operating expenses thus negatively impacting both our gross margin and our operating income. Our Unaudited Interim Statement of Income for the first half of 2004 includes income and expense items translated at the average rate for the period. The average rate of the euro to the U.S. dollar was respectively €1.00 for $1.10 in the first half of 2003 and €1.00 for $1.23 in the first half of 2004. The average rate of the euro to the U.S. dollar was €1.00 for $1.20 in the second quarter of 2004. A continuation in the decline of the U.S. dollar compared to the other major currencies which affect our operations would negatively impact our expenses, margins and profitability.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. However, there is no guarantee that we will be at any time capable of reaching a complete balance, and, consequently, our results of operations could be impacted by significant fluctuations in exchange rates. In addition, in order to avoid potential exchange rate risks on our commercial transactions, from time to time, we may purchase or sell forward foreign currency exchange contracts and currency options to cover currency risks in payables or receivables. We have not experienced significant gains or losses as a result of exchange coverage activities. Our management strategies to reduce exchange rate risks have served to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations.

Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. At June 26, 2004, our outstanding indebtedness was denominated principally in U.S. dollars and, to a limited extent, in euro and in Singapore dollars.

For a more detailed discussion, see “Item 3. Key Information—Risk Factors—Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar” as set forth in our Form 20-F.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Our objectives are to neutralize our exposure of receivables and payables accounts to changes in exchange rates, to optimize the use of credit facilities and funds available, and to obtain the best possible market conditions for our financial and treasury operations. Our treasury controls include systematic reporting to senior management and are subject to internal audits. Most of our treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. All of our cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated “A-” or higher. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to cover commercial positions. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in our Form 20-F.

At June 26, 2004, cash and cash equivalents totaled $1,656 million, compared to $2,998 million at December 31, 2003, and marketable securities totaled $1,030 million at June 26, 2004, compared to $0 million at December 31, 2003. In the first half of 2004, we invested $1,030 million of existing cash in credit-linked deposits or similar instruments issued by several primary banks to maximize the return on available cash. These credit-linked instruments have returns that depend on credit events of certain underlying debt instruments (“reference debt”) that have been issued by different banks with a minimum rating of “BBB+” and include a derivative instrument related to the underlying credit default swap of the credit-linked deposits. The Company has determined that this derivative element has no material impact on the interim financial statements as of June 26, 2004. Interest on these instruments is paid quarterly, and the interest rate is fixed every three months based on the LIBOR rate of the U.S. dollar plus a spread. Interest is payable through the final maturity scheduled to occur before the 2004 year end, unless suspended by credit default of the reference debt. Additionally, the carrying value of the instruments depends on the non-default of the reference debt. The principal will be repaid at final maturity unless a default occurs, in which case repayment of principal would be reduced based on the decline in value of the defaulted debt.

Liquidity

Net cash from operating activities.    The major source of cash during the first half of 2004 and in prior periods was cash provided by operating activities. Our net cash from operating activities totaled $1,061 million in the first half of 2004, compared to $776 million in the first half of 2003.

Net cash from net income, adjusted for non-cash items, was $1,117 million in the first half of 2004, an increase of approximately 15% from $972 million in the first half of 2003, mainly due to the increase in net income, in depreciation and amortization, and in impairment, restructuring charges and other related closure costs net of cash payments in the first half of 2004.

Changes in our assets and liabilities resulted in net cash used of $56 million in the first half of 2004, compared to net cash used of $196 million in the first half of 2003. In the first half of 2004, due to the increase in our revenues, the increase in our trade accounts receivable used net cash of $201 million, while it used net cash of $78 million in the first half of 2003. Our lower levels of inventory generated net cash of $12 million in the first half of 2004, while in the first half of 2003 inventory used net cash of $115 million. Finally, our trade payables and other assets and liabilities generated $133 million in cash in the first half of 2004, compared to $3 million used in the first half of 2003, mainly due to the increase of our trade payables.

Net cash used in investing activities.    Net cash used in investing activities was $1,972 million in the first half of 2004, compared to $1,822 million in the first half of 2003. The purchase of marketable securities, as short-term investments, was the major use of cash in investing activities and accounted for $1,030 million in the first half of 2004 and $1,100 million in the first half of 2003. Excluding marketable securities, cash used in investing activities was $942 million in the first half of 2004, approximately 30% higher than the $722 million cash used in investing activities in the first half of 2003. Payment for the purchase of tangible assets was $908 million for the first half of 2004, an increase from $554 million in the first half of 2003. In the first half of 2004, cash used for investments in intangible and financial assets and payments for acquisitions was $34 million compared to $168 million in the first half of 2003, of which $139 million was spent for the acquisitions of Proton, Incard and Tioga.

Net operating cash flow.    We define net operating cash flow as net cash from operating activities minus net cash used in investing activities excluding payment for purchases of and proceeds from the sale of marketable securities. We believe net operating cash flow provides useful information for investors because it measures our capacity to generate cash from our operating activities to sustain our investments for our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies. Net operating cash flow is determined as follows from our Unaudited Interim Consolidated Statements of Cash Flow.

	(unaudited) Six Months Ended

	June 26, 2004	June 28, 2003

	(in millions)
Net cash from operating activities	1,061	776
Net cash used in investing activities	(1,972)	(1,822)
Payment for purchase of marketable securities	1,030	1,100
Net operating cash flow	$119	$54

We generated a net operating cash flow of $119 million in the first half of 2004, compared to a net operating cash flow of $54 million in the first half of 2003. This improvement resulted mainly from the increase in net cash from operating activities.

Net cash used in financing activities.    Net cash used in financing activities was $428 million in the first half of 2004 and $632 million in the first half of 2003. During the first half of 2004, the cash used for the repayment of long-term debt was $300 million. In the second quarter of 2004, we repurchased approximately $307 million aggregate principal amount at maturity of our 2010 Bonds for a total cash amount of approximately $244 million. These Bonds have been cancelled and were equivalent to 2,859,851 shares. We redeemed the remaining amount of outstanding 2010 Bonds on July 9, 2004. See “Overview—Other Developments”. The dividend amount of $107 million was paid in the second quarter 2004.

Capital Resources

Net financial position.    We define our net financial position as the difference between our total cash position (cash, cash equivalents and marketable securities) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). We believe our net financial position provides useful information for investors because it measures our capital resources based on cash, cash equivalents or marketable securities and the total level of our financial indebtedness. The net financial position is determined as follows from our Audited Consolidated Balance Sheet as at December 31, 2003 and our Unaudited Interim Consolidated Balance Sheet as at June 26, 2004, without adjustment to the U.S. GAAP amounts presented:

	As at

	June 26, 2004	Dec. 31, 2003

	(unaudited)	(audited)
	(in millions)
Cash and cash equivalents	$1,656	$2,998
Marketable securities	1,030	0
Total cash position	2,686	2,998
Bank overdrafts	(8)	(45)
Current portion of long-term debt	(1,012)	(106)
Long-term debt	(1,741)	(2,944)
Total financial debt	(2,761)	(3,095)
Net financial debt position	$(75)	$(97)

The net financial position (cash, cash equivalents and marketable securities net of total financial debt) as of June 26, 2004, resulted in net financial debt of $75 million, basically equivalent to the net financial debt position of $97 million as of December 31, 2003. This is mainly due to the payment of the $107 million dividend and to the favorable cash flow in the first half of 2004.

At June 26, 2004, the aggregate amount of our long-term debt was approximately $1,741 million, of which $1,379 million consisted of Zero Coupon Convertible Bonds due 2013 (our “2013 Bonds”). The current portion of the long-term debt of $1,012 million includes $809 million of our Subordinated Convertible Liquid Yield Option™ Notes due 2009 (our “2009 Bonds”) and $131 million of our 2010 Bonds. On July 9, 2004, we redeemed all remaining outstanding 2010 Bonds. Additionally, the aggregate amount of our short-term credit facilities was approximately $900 million, under which approximately $892 million of indebtedness was outstanding. See “Overview—Other Developments”.

As of the end of the first half of 2004, we had the following credit ratings on our remaining convertible debt:

	Moody’s Investors Service	Standard & Poor’s

LYONs due 2009	Baa1	BBB+
Zero Coupon Senior Convertible bonds due 2010	A3	A-
Zero Coupon Senior Convertible bonds due 2013	A3	A-

In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.

Contractual obligations, commercial commitments and contingencies

Our contractual obligations, commercial commitments and contingencies as of June 26, 2004, and for each of the five years to come and thereafter, were as follows:

	Payment due by period

	Total	2004	2005	2006	2007	2008	2009	Thereafter

	(in millions)
Capital leases	$33	$2	$5	$5	$5	$5	$5	$6
Operating leases	177	17	26	22	17	15	7	73
Purchase obligations	1,698	1,424	257	17	—	—	—	—
of which:
Equipment purchase	1,281	1,102	179	—	—	—	—	—
Foundry purchase	274	274	—	—	—	—	—	—
Software, technology licenses and design	143	48	78	17	—	—	—	—
Long-term debt obligations (1)	2,256	944	—	1,312	—	—	—	—
Contingent obligations	13	13	—	—	—	—	—	—
Restructuring non-current liabilities	3	—	3	—	—	—	—	—
Other obligations	72	22	18	14	8	3	3	4

Total	4,252	2,422	309	1,370	30	23	15	83

(1)	Refer to Note 17 to the Unaudited Interim Consolidated Financial Statements as of June 26, 2004 for additional information related to long-term debt and redeemable convertible securities.

Operating leases are mainly related to building leases. The amount disclosed is composed of minimum payments for future leases from 2004 to 2009 and thereafter.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Long-term debt obligations consist of convertible debt issued by us that is totally or partially redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices as stated in the offering memoranda, and purchases announced by us. Pursuant to the terms of the 2009 Bonds, we agreed to purchase, at the option of the holder, any outstanding 2009 Bonds on September 22, 2004 payable in cash or shares at our option for a total cash amount estimated at $813 million; of this amount, $809 million was recorded as “current portion of long-term debt” in the Unaudited Interim Consolidated Balance Sheet as of June 26, 2004. As far as the 2010 Bonds are concerned, we announced in June 2004 that we would redeem all of our outstanding 2010 Bonds on July 9, 2004 for a total amount of $131 million recorded as “current portion of long-term debt” in the Unaudited Interim Consolidated Balance Sheet as of June 26, 2004. This amount was redeemed on July 9, 2004. See “Overview—Other Developments”. At the holder’s option, any outstanding 2013 Bonds may be redeemed for cash on August 5, 2006 for a total maximum amount of $1,312 million, $1,299 million on August 5, 2008 or $1,286 million on August 5, 2010.

Contingent obligations relate to patent claims for which the risk is estimated as possible.

Restructuring non-current liabilities consist primarily of estimated future unused leases in the United States. These amounts are included in the Unaudited Interim Consolidated Balance Sheet as of June 26, 2004.

Other obligations mainly represent payments to be made in connection with cooperation and development agreements.

Financial Outlook

We currently expect that capital spending for the full year 2004 will be in the range of $2.2 billion, significantly above the $1.2 billion spent in 2003, although we have the flexibility to modulate our investments up or down in response to changes in market conditions, and we are ready to accelerate or slow down investments in leading-edge technologies if market trends require. As of June 26, 2004, we had $1,281 million in outstanding commitments for purchases of equipment.

The most significant of our 2004 capital expenditure projects are expected to be (i) the expansion of our 200mm and 150mm front-end facilities in Singapore; (ii) the expansion of the 200mm front-end plant in Rousset, France; (iii) the facilitization of our 300mm wafer manufacturing fabrication facility and the expansion of our 200mm wafer fab in Catania, Italy; (iv) the upgrading of the 200mm front-end facility and the first phase of the conversion to 200mm of our 150mm in Agrate, Italy; (v) the completion of the first phase of the joint project with Philips Semiconductors International B.V. and Motorola towards the full production for the 300mm pilot line in Crolles, France; (vi) the expansion of our 200mm wafer fabrication facility in Phoenix, USA and consignment of equipment for capacity dedicated to us at a third-party wafer supplier; and (vii) increases in back-end capacity in Malaysia, Singapore, Morocco, Malta and Shenzhen. We will continue to monitor our level of capital spending, however, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash provided by operations, available funds and available support from third parties (including state support), and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs.

On May 28, 2004, we announced that, from May 21, 2004 through May 27, 2004, we repurchased an additional nominal amount of $121 million of our outstanding 2010 Bonds, in addition to the nominal amount of $186 million repurchased on May 19, 2004, for a total nominal aggregate amount repurchased of $307 million and for a total aggregate amount paid of approximately $244 million. We redeemed all of our remaining outstanding 2010 Bonds on July 9, 2004 for a total cash amount of $131 million. See “Overview—Other Developments”.

In addition, pursuant to the terms of the 2009 Bonds, we have agreed to purchase, at the option of the holder, any outstanding 2009 Bonds payable in cash or shares at our option on September 22, 2004. At June 26, 2004, $809 million was outstanding under our 2009 Bonds and $1,379 million under our 2013 Bonds.

There can be no assurance that additional financing will be available as necessary, or that any such financing, if available, will be on terms acceptable to us. However, we believe that our cash generated from operations, existing funds, available support from third parties, and additional borrowings will be sufficient to meet our anticipated needs for liquidity through at least 2004.

Impact of Recently Issued U.S. Accounting Standards

In 2003, we adopted Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised 2003) and the related FASB Staff Positions (collectively, “FIN 46”). We identify VIEs as entities where our financial risk or reward is not consistent with the equity ownership. An entity is considered a VIE if any of the following factors are present: the equity investment in the entity is insufficient to finance the operations of that entity without additional subordinated financial support from other parties; the equity investors of the entity lack decision-making rights; an equity investor holds voting rights that are disproportionately low in relation to the actual economics of the investor’s relationship with the entity and substantially all of the entity’s activities involve or are conducted on behalf of that investor; other parties protect the equity investors from expected losses; or parties, other than the equity holders, hold the right to receive the entity’s expected residual returns, or the equity investors’ rights to expect residual returns is capped. The primary beneficiary of a VIE is the party that absorbs the majority of the entity’s expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and the non-controlling interest of newly consolidated VIEs generally are initially measured at their fair values with any resulting loss reported immediately as an extraordinary item or resulting gain as a reduction of the amounts assigned to assets in the same manner as if the consolidation resulted from a business combination.

We have identified the following VIEs under the existing contracts and disclosed the arrangements in the Unaudited Interim Consolidated Financial Statements at June 26, 2004:

•	a venture established with Dai Nippon for the development and production of photomasks in which we have a 19% stake, and an obligation to repurchase certain assets in the event of the venture’s bankruptcy,
•	the joint venture in SuperH Inc. with Hitachi, Ltd., in which we own 44% and have commitments for future capital increases, and
•	the new company, UPEK Inc., formed in 2004 as a venture-backed spin-off of our TouchChip business, in which we have a 48% stake.

We have determined that for all these VIEs we are not the primary beneficiary, and we continue to account for the investments under the cost method for the venture with Dai Nippon and the equity method for the SuperH Inc. and UPEK Inc. arrangements.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity (“FAS 150”). FAS 150 specifies that “freestanding” financial instruments within its scope embody obligations of the issuer and therefore, the issuer must classify such instruments as liabilities. FAS 150 is effective for all instruments entered into or modified after May 31, 2003. For all other instruments, FAS 150 is effective for the first interim period beginning after June 15, 2003. We adopted FAS 150 in the second quarter of 2003 and determined that it has had no material effect on our financial position or results of operations.

In 2003, the Emerging Issues Task Force issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”), to address certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables. EITF 00-21 applies to all contractual arrangements (whether written, oral, or implied) entered into after June 15, 2003 under which a vendor will perform multiple revenue-generating activities. In addition, EITF 00-21 should only be applied in those situations where higher-level generally accepted accounting principles do not exist that specify the appropriate accounting. We adopted EITF 00-21 in the third quarter of 2003, and management determined that EITF 00-21 has had no material effect on our financial position or results of operations.

In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements Nos. 87, 88, and 106, and a revision of FASB Statement No. 132 (“FAS 132 revised”). This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. FAS 132 revised requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The statement is generally effective for 2003 calendar year-end financial statements, with a delayed effective date for certain disclosures for foreign plans. We adopted FAS 132 revised in the fourth quarter of 2003 and included all immediately required disclosures at December 31, 2003. We have evaluated the required disclosures for our foreign plans and have included the additional information in our Unaudited Interim Financial Statements as at June 26, 2004.

Backlog and Customers

Our backlog (including frame orders) decreased significantly in 2001 from the levels of 2000, reflecting the most severe downturn in the semiconductor industry. Starting in 2002, we registered a steady increase in the backlog (including frame orders) compared to 2001 in line with the progressive recovery of the semiconductor industry. Our backlog continued to increase in 2003 compared to 2002, driven mainly by a strong increase in volumes while selling prices were declining. We entered 2004 with a backlog (including frame orders) that was approximately 30% higher than we had entering 2003. Backlog for the second half 2004 is about 28% higher than backlog for the second half of 2003. Our new order booking rate (including new frame orders) continued to be strong in the second quarter of 2004. During the second quarter of 2004, we had several large customers, with the Nokia group of companies being the largest and accounting for approximately 15% of our revenues. Total original equipment manufacturers accounted for approximately 80% of our net revenues, of which the top ten OEM customers accounted for approximately 43%. Distributors accounted for approximately 20% of our net revenues. We have no assurance that the Nokia group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Changes to Our Share Capital, Stock Option Grants and Other Matters

The following table sets forth changes to our share capital as of June 26, 2004.

Year
Transaction
		Number of shares	Nominal value (euro)	Cumulative Amount of capital (euro)	Cumulative number of shares	Nominal value of increase/ reduction in capital	Amount of issue premium (euro)	Cumulative- issue premium (euro)

December 31, 2003	Exercise of options	634,261	1.04	938,880,523	902,769,734	659,631	4,458,391	1,693,579,662
June 26, 2004	Exercise of options and employee stock purchases	2,049,291	1.04	941,011,786	904,819,025	2,131,263	10,689,523	1,704,269,185

The following table summarizes the amount of common shares authorized to be granted, exercised, cancelled and outstanding as of June 26, 2004.

	1995 Plan	2001 Plan	Supervisory Board Plans	Total

Remaining amount authorized to be granted	0	14,294,101	0	14,294,101
Amount exercised	9,271,214	3,950	271,000	9,546,164
Amount cancelled	2,123,005	1,806,744	159,000	4,088,749
Amount outstanding	20,167,722	45,705,899	789,500	66,663,121

On April 23, 2004, the Supervisory Board granted 12,235,490 options under the 2001 plan at a $22.71 exercise price.

Quantitative and Qualitative Disclosures about Market Risk

We have exposure to changes in financial market conditions in the normal course of business due to our operations in different foreign currencies and our ongoing investing and financing activities. There have been no material changes in market risk exposures from those disclosed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F for additional details.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of the end of the period covered by this report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to our company was made known to them by others within our company, particularly during the period when this Form 6-K was being prepared.

There were no significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls during the period covered by this report, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Other Procedures

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in “Overview—Business Outlook” and in the “Liquidity and Capital Resources—Financial Outlook”, and elsewhere in this Form 6-K, that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	the demand for semiconductor products in the key application markets and from key customers served by our products;

•	further strong decline in the exchange rates between the U.S. dollar and the euro compared to an average euro to U.S. dollar exchange rate of $1.23 to €1.00, and between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

•	the ramp up of volume production in new manufacturing technologies at our leading-edge fabs and at our outside suppliers in time to meet the demand of our customers;

•	the future development of the world semiconductor market, and the trends in prices for our products;

•	changes in the economic, social or political environment in the countries in which we and our key customers operate; and

•	the anticipated benefits of research and development alliances and cooperative activities.

Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Form 20-F and as updated from time to time in our SEC filings. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 6-K as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including in our Form 20-F, could have a material adverse effect on our business or financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2004	By:	/s/ PASQUALE PISTORIO

	Name:	Pasquale Pistorio
	Title:	President and Chief Executive Officer

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STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(unaudited)	(unaudited)

	June 26,	June 28,
In million of U.S. dollars except per share amounts	2004	2003

Net sales	2,171	1,702
Other revenues	1	0

Net revenues	2,172	1,702
Cost of sales	(1,360)	(1,095)

Gross profit	812	607
Selling, general and administrative	(239)	(191)
Research and development	(384)	(298)
Other income and expenses, net	2	3
Impairment, restructuring charges and other related closure costs	(12)	0

Operating income	179	121
Interest expense, net	(3)	(16)
Equity in loss of joint venture	0	(1)
Loss on extinguishment of convertible debt	(4)	(6)

Income before income taxes and minority interests	172	98
Income tax expense	(23)	(18)

Income before minority interests	149	80
Minority interests	(1)	0

Net income	148	80

Earnings per share (Basic)	0.17	0.09

Earnings per share (Diluted)	0.16	0.09

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

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STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Six months ended
	(unaudited)	(unaudited)

	June 26,	June 28,
In million of U.S. dollars except per share amounts	2004	2003

Net sales	4,199	3,319
Other revenues	2	2

Net revenues	4,201	3,321
Cost of sales	(2,671)	(2,147)

Gross profit	1,530	1,174
Selling, general and administrative	(469)	(366)
Research and development	(747)	(581)
Other income and expenses, net	(10)	18
Impairment, restructuring charges and other related closure costs	(45)	0

Operating income	259	245
Interest expense, net	(7)	(33)
Equity in loss of joint venture	0	(1)
Loss on extinguishment of convertible debt	(4)	(15)

Income before income taxes and minority interests	248	196
Income tax expense	(22)	(35)

Income before minority interests	226	161
Minority interests	(1)	(2)

Net income	225	159

Earnings per share (Basic)	0.25	0.18

Earnings per share (Diluted)	0.24	0.18

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

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STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS

	As at

	June 26,	December 31,
In million of U.S. dollars	2004	2003

	(unaudited)	(audited)

Assets
Current assets :
Cash and cash equivalents	1,656	2,998
Marketable securities	1,030	0
Trade accounts receivable	1,464	1,272
Inventories	1,097	1,129
Deferred tax assets	130	106
Other receivables and assets	629	616

Total current assets	6,006	6,121

Goodwill	259	267
Other intangible assets, net	302	325
Property, plant and equipment, net	6,791	6,620
Long-term deferred tax assets	43	45
Investments and other non-current assets	108	99

	7,503	7,356

Total assets	13,509	13,477

Liabilities and shareholders' equity
Current liabilities:
Bank overdrafts	8	45
Current portion of long-term debt	1,012	106
Trade accounts payable	1,490	1,044
Other payables and accrued liabilities	669	693
Deferred tax liabilities	16	10
Accrued income tax	176	179

Total current liabilities	3,371	2,077

Long-term debt	1,741	2,944
Reserve for pension and termination indemnities	245	236
Long-term deferred tax liabilities	49	37
Other non-current liabilities	19	38

	2,054	3,255

Total liabilities	5,425	5,332

Commitment and contingencies
Minority interests	47	45

Common stock
• (preferred stock:540,000,000 shares authorized, not issued; • common stock:Euro 1.04 nominal value, 1,200,000,000 shares authorized, • 904,819,025 shares issued, 891,419,025 shares outstanding)	1,149	1,146
Capital surplus	1,918	1,905
Accumulated result	4,892	4,774
Accumulated other comprehensive (loss) income	426	623
Treasury stock	–348	–348

Shareholders' equity	8,037	8,100

Total liabilities and shareholders' equity	13,509	13,477

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

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STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended

	(unaudited)	(unaudited)
	June 26,	June 28,
In million of U.S. dollars	2004	2003

Cash flows from operating activities:
Net income	225	159
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	858	771
Amortization of discount on convertible debt	21	40
Loss on extinguishment of convertible debt	4	15
Other non-cash items	(5)	(2)
Minority interest in net income of subsidiaries	1	2
Deferred income tax	(7)	(14)
Equity in loss of joint venture	—	1
Impairment, restructuring charges and other related closure costs, net of cash payments	20	—
Changes in assets and liabilities:
Trade receivables	(201)	(78)
Inventories	12	(115)
Trade payables	235	84
Other assets and liabilities, net	(102)	(87)

Net cash from operating activities	1,061	776

Cash flows from investing activities:
Payment for purchase of tangible assets	(908)	(554)
Payment for purchase of marketable securities	(1,030)	(1,100)
Investment in intangible and financial assets	(31)	(29)
Payment for acquisitions, net of cash received	(3)	(139)

Net cash used in investing activities	(1,972)	(1,822)

Cash flows from financing activities:
Repayment of long-term debt	(300)	(550)
Decrease in short-term facilities	(37)	(14)
Capital increase	16	3
Dividends paid	(107)	(71)

Net cash used in financing activities	(428)	(632)

Effect of changes in exchange rates	(3)	3

Net cash decrease	(1,342)	(1,675)

Cash and cash equivalents at beginning of period	2,998	2,562

Cash and cash equivalents at end of period	1,656	887

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

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CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In million of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Shareholders'
	Stock	Surplus	Stock	Result	income (loss)	Equity

Balance as of December 31, 2002 (audited)	1,144	1,864	(348)	4,592	(258)	6,994

Capital increase	2	41				43
Comprehensive income:
Net Income				253		253
Other comprehensive income, net of tax					881	881

Comprehensive income						1,134
Dividends, $0.08 per share				(71)		(71)

Balance as of December 31, 2003 (audited)	1,146	1,905	(348)	4,774	623	8,100

Capital increase	3	13				16
Comprehensive income:
Net Income				225		225
Other comprehensive income (loss), net of tax					(197)	(197)

Comprehensive income (loss)						28
Dividends, $0.12 per share				(107)		(107)
Balance as of June 26, 2004 (unaudited)	1,149	1,918	(348)	4,892	426	8,037

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

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STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (unaudited)

1. Description of Business

STMicroelectronics N.V. (the "Company") is registered in The Netherlands with its statutory domicile in Amsterdam. The Company was formed in 1987 with the name of SGS-THOMSON Microelectronics by the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in the Company.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits ("ICs") and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

The Company’s products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. The Company uses all of the prevalent function-oriented process technologies, including complementary metal oxide silicon ("CMOS"), bipolar and nonvolatile memory technologies. In addition, by combining basic processes, the Company has developed advanced systems-oriented technologies that enable it to produce differentiated and application-specific products, including BiCMOS technologies (bipolar and CMOS) for mixed-signal applications, BCD technologies (bipolar, CMOS and diffused metal oxide silicon (DMOS)) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of its strategy for many years, enables the Company to meet the increasing demand for "system-on-a-chip" solutions. Complementing this depth and diversity of process and design technology is its broad intellectual property portfolio that the Company uses to enter into important patent cross-licensing agreements with other major semiconductor companies.

2. Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis. In 2004, the Company’s first quarter ended on March 27, its second quarter ended on June 26, its third quarter will end on September 25 and its fourth quarter on December 31.

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3. Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2003. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts.

Certain prior year amounts have been reclassified to conform to the current year presentation. The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required under accounting principles generally accepted in the United States. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003.

4. Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves, warranty costs, evaluation of the impact of litigation and claims, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, restructuring charges, other special charges, and assumptions used in calculating pension obligations, deferred income tax assets and liabilities and valuation allowances and provisions for specifically identified income tax exposures. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations could be significantly affected.

5. Recent Accounting Pronouncements

In 2003, the Company adopted Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised 2003), and the related FASB Staff Positions (collectively “FIN 46”). The Company identifies VIEs as entities where the Company’s financial risk or reward is not consistent with the equity ownership.

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An entity is considered a VIE if any of the following factors are present: the equity investment in the entity is insufficient to finance the operations of that entity without additional subordinated financial support from other parties; the equity investors of the entity lack decision-making rights; an equity investor holds voting rights that are disproportionately low in relation to the actual economics of the investor's relationship with the entity and substantially all of the entity's activities involve or are conducted on behalf of that investor; other parties protect the equity investors from expected losses; or parties, other than the equity holders, hold the right to receive the entity's expected residual returns, or the equity investors' rights to expect residual returns is capped. The primary beneficiary of a VIE is the party that absorbs the majority of the entity’s expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and the non-controlling interest of newly consolidated VIEs generally are initially measured at their fair values with any resulting loss reported immediately as an extraordinary item or resulting gain as a reduction of the amounts assigned to assets in the same manner as if the consolidation resulted from a business combination.

The Company has identified the following VIEs under the existing contracts and disclosed the arrangements in the Unaudited Interim Consolidated Financial Statements at June 26, 2004:

•	a joint venture established with Dai Nippon for the development and production of photomasks in which the Company has a 19% stake and an obligation to repurchase certain assets in the event of the venture’s bankruptcy,
•	the joint venture in SuperH, Inc. with Hitachi, Ltd., where the Company owns 44% and has commitments for future capital increases, and
•	the new company, UPEK, Inc., formed in 2004 as a venture-backed spin-off of the Company’s TouchChip business, in which the Company has a 48% stake.

The Company has determined that for all these VIEs it is not the primary beneficiary and continues to account for the investments under the cost method for the venture with Dai Nippon, and the equity method for the SuperH, Inc. and UPEK, Inc. arrangements.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity (“FAS 150”). FAS 150 specifies that “freestanding” financial instruments within its scope embody obligations of the issuer and, therefore, the issuer must classify such instruments as liabilities. FAS 150 is effective for all instruments entered into or modified after May 31, 2003. For all other instruments, FAS 150 is effective for the first interim period beginning after June 15, 2003. The Company adopted FAS 150 in the second quarter of 2003 and determined that it has had no material effect on its financial position or results of operations.

In 2003, the Emerging Issues Task Force issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (EITF 00-21), to address certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables. EITF 00-21 applies to all contractual arrangements (whether written, oral, or implied) entered into after June 15, 2003 under which a vendor will perform multiple revenue-generating activities. In addition, EITF 00-21 should only be applied in those situations where higher-level generally accepted accounting principles do not exist that specify the appropriate accounting. The Company adopted EITF 00-21 in the third quarter of 2003, and management determined that EITF 00-21 has had no material effect on the Company’s financial position or results of operations.

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In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106, and a revision of FASB Statement No. 132 (FAS 132 revised). This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. FAS 132 revised requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The statement is generally effective for 2003 calendar year-end financial statements, with a delayed effective date for certain disclosures for foreign plans. The Company adopted FAS 132 revised in the fourth quarter of 2003 and included all immediately required disclosures at December 31, 2003. The Company has evaluated the required disclosures for its foreign plans and has included the additional information in its Unaudited Interim Financial Statements as at June 26, 2004.

6. Business combinations

Proton World International

On April 24, 2003 the Company completed the acquisition of Proton World International N.V. (PWI), a leading Smart card software company established in Belgium, which specializes in high-security, payment and identification Smart card systems. The original cash consideration for the purchase of PWI was €37 million (approximately $41 million). The terms of the agreement require the Company to pay additional royalty payments of up to $25 million, based on achieving future sales targets over the next ten years. The obligation to pay such amount is not considered beyond a reasonable doubt and therefore no provision has been recorded as of June 26, 2004. The acquisition was conducted to significantly extend the Company's know-how and participation in the Smart card value chain. In July 2003, the computation of purchase price contractual adjustments was finalized resulting in a reduction of the provisional price of approximately $3 million. Purchase price allocation resulted in recording assumed liabilities net of current and tangible assets of $5 million, and intangible assets including $8 million for core technologies, $1 million for customers' relationships, $1 million for trademarks and $33 million in goodwill. The core technologies have an estimated useful life of seven years, the customers' relationship of four years and the trademarks of one year.

Tioga Technologies

On April 28, 2003 the Company finalized the purchase of the assets and liabilities of Tioga Technologies Ltd., a company based in Israel. The cash consideration for this acquisition was $12 million. The acquisition was made to further strengthen the strategic positioning of the Company in the areas of its Digital Subscriber Line technology. Purchase price allocation resulted in recording assumed liabilities net of current and tangible assets by $2 million and intangible assets including $8 million for core technologies and $6 million in goodwill. The core technologies have an estimated useful life of five years.

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Incard

On June 2, 2003 the Company completed the acquisition of the business of Incard S.p.A, a company based in Italy, for an original cash consideration of approximately $89 million plus approximately $2 million in acquisition-related taxes and fees. The acquisition of Incard was performed to complement the purchase of PWI by extending the Company's know-how and customer basis in the Smart card value chain. The acquisition will also allow the Company to offer a much wider range of solutions to meet the multiple needs of the evolving Smart card market. On September 26, 2003 the computation of purchase price contractual adjustments was finalized resulting in a price reduction of approximately $7 million. The purchase agreement also provides certain future price adjustments contingent upon future events that have not yet occurred, and that could represent additional contingent payments. If these contingent payments will materialize, the purchase consideration will be changed accordingly. Purchase price allocation resulted in the booking of $32 million of tangible and current assets net of assumed liabilities, and intangible assets including $15 million for core technologies, $4 million for customers' relationships, $3 million for trademarks and $30 million in goodwill. The core technologies have an estimated useful life of seven years, the customers' relationships of four years and the trademarks of three years.

Synad Technologies

On December 18, 2003, the Company completed the acquisition of Synad Technologies Ltd., a wireless-LAN chip developer based in the United Kingdom. The cash consideration for this acquisition was $55 million, plus approximately $1 million in acquisition-related taxes and fees, of which $53 million was paid as of December 31, 2003 and $3 million was paid during the first quarter of 2004. The acquisition was conducted to strengthen the Company’s broadband access portfolio and add wireless networking capabilities to its wide range of highly integrated cost-effective application platforms. Purchase price allocation, further adjusted in the first quarter of 2004, resulted in recording $2 million of tangible and current assets net of assumed liabilities, and intangible assets including $17 million for core technologies and $33 million in goodwill as at June 26, 2004. The Company also recorded in the fourth quarter of 2003 an expense of approximately $4 million for in-process research and development as certain of the acquired technologies cannot be capitalized since they did not reach technological feasibility. The core technologies have an estimated useful life of five years.

For PWI, Incard and Synad, the purchase price allocation is based on a third party independent appraisal and makes reference to the future business assumptions made by the Company. For Tioga, the allocation is based on the contractual values, which the Company believes to reflect the fair market value. Such assumptions may be revised, as the Company obtains further knowledge of the acquired companies, which could result in revisions to the purchase price allocation within one year of the acquisitions.

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The pro forma information below assumes that PWI and Tioga, both acquired in April 2003, Incard, acquired in June 2003, and Synad, acquired in December 2003, had been purchased at the beginning of 2003. The year 2003 has been adjusted to incorporate the results of PWI, Tioga, Incard and Synad beginning on January 1, 2003. Such information is presented by the Company based on its best knowledge of the acquired companies. This is shown for informational purposes only and is not necessarily indicative of the results of future operations or results that would have been achieved had the acquisitions taken place as of the beginning of 2003.

Pro forma Statements of Income	(unaudited)		(unaudited)
	Three months ended		Six months ended

	June 26, 2004	June 28, 2003	June 26, 2004	June 28, 2003

Net revenues	2,172	1,714	4,201	3,358
Gross profit	812	610	1,530	1,189
Operating expenses	(633)	(493)	(1,271)	(945)
Operating income	179	117	259	244
Net income	148	78	225	164
Earnings per share (basic)	0.17	0.09	0.25	0.18
Earnings per share (diluted)	0.16	0.09	0.24	0.18

As reported Statements of Income	(unaudited)		(unaudited)
	Three months ended		Six months ended

	June 26, 2004	June 28, 2003	June 26, 2004	June 28, 2003

Net revenues	2,172	1,702	4,201	3,321
Gross profit	812	607	1,530	1,174
Operating expenses	(633)	(486)	(1,271)	(929)
Operating income	179	121	259	245
Net income	148	80	225	159
Earnings per share (basic)	0.17	0.09	0.25	0.18
Earnings per share (diluted)	0.16	0.09	0.24	0.18

7. Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

In millions of U.S dollars	(Unaudited)

	Three months ended		Six months ended

	June 26,	June 28,	June 26,	June 28,
	2004	2003	2004	2003

Research and development funding	13	15	28	34
Start-up costs	(9)	(12)	(32)	(20)
Exchange gain, net	8	5	9	12
Patent claim costs	(8)	(3)	(14)	(5)
Gain on sale of non-current assets	1	—	6	—
Other non-recurring, net	(3)	(2)	(7)	(3)

Total	2	3	(10)	18

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8. Impairment, Restructuring Charges and Other Related Closure Costs

During the third quarter of 2003, the Company finalized a plan to restructure its 150mm fab operations and part of its back-end operations in order to improve cost competitiveness.

150mm fab operations

The 150mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150mm production to Singapore and by upgrading production to finer geometry 200mm wafer fabs. The plan includes the discontinuation of the production of Rennes (France), the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto (Italy) and the downsizing by approximately one-half of the 150mm wafer fab in Carrollton, Texas. Furthermore, the 150mm wafer fab production in Agrate (Italy) and Rousset (France) will be gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity.

During the first half of 2004, the Company recorded restructuring charges of $40 million for its 150mm fab operations, of which $31 million was incurred in the first quarter and $9 million in the second quarter. These charges primarily related to $25 million in estimated one-time involuntary termination benefits associated with the plan communicated to the employees in March 2004 and $15 million of other charges associated with the closure and transfers of productions. These charges were related to the discontinuation of the production of Rennes, for an amount of $36 million and to the production transfer from Carrollton (USA) for $2 million, from Rousset (France) for $1 million and from Agrate (Italy) for $1 million.

Back-end operations

During the first half of 2004, transfer costs amounting to $2 million were paid for back-end sites in Morocco, of which $1 million was incurred in the second quarter of 2004. No other major restructuring charges or other related closure costs were incurred in the second quarter of 2004 relating to back-end operations.

Other restructuring charges

During the first half of 2004, amounts totaling $2 million were paid by the Company, of which $1 million was paid in the second quarter of 2004 for a voluntary termination benefit program. In addition, the Company recorded an impairment charge of $1 million mainly related to its financial investment in the joint venture SuperH, Inc.

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Impairment, restructuring charges and other related closure costs incurred in 2004 are summarized as follows:

	Provision as at December 31, 2003	Charges 2004	Amounts paid	Provision as at June 26, 2004

150mm fab operations
Restructuring	32	25	(6)	51
Other related closure costs	1	15	(15)	1

Total 150mm fab operations	33	40	(21)	52

Back-end operations
Other related closure costs	—	2	(2)	—

Total Back-end operations	—	2	(2)	—

Other
Restructuring	3	2	(2)	3

Total Other	3	2	(2)	3

Total restructuring and other related closure costs	36	44	(25)	55

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     The total impairment and restructuring costs for the front-end and back-end reorganization is estimated to be approximately $350 million pre-tax (or $240 million after-tax), of which $250 million has been incurred to date, $205 million in 2003, $33 million in the first quarter of 2004 and $12 million the second quarter of 2004. The restructuring plan and related manufacturing initiatives are expected to be substantially completed over the next several quarters. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete all these actions, the number of people involved, the agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

In 2004, total cash outlays for the restructuring plan amounted to $25 million, of which $15 million paid in the second quarter.

9. Interest expense, net

Interest expense, net consisted of the following:

In millions of U.S dollars	(Unaudited)

	Three months ended		Six months ended

	June 26,	June 28,	June 26,	June 28,
	2004	2003	2004	2003

Income	10	9	21	19
Expense	(13)	(25)	(28)	(52)

Total	(3)	(16)	(7)	(33)

Interest expense also included charges related to the amortization of issuance costs incurred by the Company for the outstanding convertible bonds.

10. Loss on extinguishment of convertible debt

In the second quarter of 2004, the Company repurchased on the market approximately $307 million aggregate principal amount at maturity of its 3.75% Zero Coupon Senior Convertible Bonds due 2010. The total cash amount paid was approximately $244 million. The repurchased convertible bonds were equivalent to 2,859,851 shares and have been cancelled.

In relation to this repurchase, the Company recorded in the second quarter of 2004 a non-operating pre-tax charge of $4 million, of which $3 million related to the price paid in excess of the repurchased convertible bonds accreted value and $1 million related to the write-off of the related bond issuance costs.

On July 9, 2004, the Company redeemed the remaining $131 million in outstanding Bonds due 2010.

During the first six months of 2003, the Company repurchased on the market approximately $643 million aggregate principal amount at maturity of its 3.75% Zero Coupon Senior Convertible Bonds due 2010. The total cash amount paid was approximately $495 million. The repurchased convertible bonds were equivalent to 5,990,616 shares and have been cancelled.

-

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In relation to this repurchase, the Company registered in the second quarter of 2003 a non-operating pre-tax charge of $15 million, of which $11 million related to the price paid in excess of the repurchased convertible bonds accreted value and $4 million related to the write-off of the related bond issuance costs.

11. Cash Equivalents

All highly liquid investments purchased with an original maturity of ninety days or less are considered to be cash equivalents.

12. Marketable Securities

Marketable securities totaled $1,030 million as at June 26, 2004. In the first quarter of 2004 the Company invested $1,030 million of existing cash in credit-linked deposits issued by several primary banks in order to maximize the return on available cash. These credit-linked deposits are reinvested by the banks in underlying debt instruments (“reference debt”) that have been issued by different banks with a minimum rating of “BBB+” and include a derivative instrument related to the underlying credit default swap of the credit-linked deposits. The Company has determined that this derivative element does not have a material impact on the interim financial statements as of June 26, 2004. Interest on these instruments is paid quarterly, and the interest rate is fixed every three months based on the LIBOR rate of the U.S. dollar plus a spread. Interest is payable through the final maturity of these instruments scheduled to occur before the 2004 year-end, unless suspended by credit default of the reference debt. Additionally, the carrying value of the instruments depends on the non-default of the reference debt. The principal will be repaid at final maturity unless a default occurs, in which case repayment of principal would be reduced based on the decline in value of the defaulted debt.

13. Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company manufacturing performance. In the case of underutilization of its manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for uncommitted inventories based on the previous quarter sales, orders backlog and production plans.

Inventories, net of reserve consisted of the following:

In millions of U.S. dollars	As at June 26, 2004	As at December 31, 2003

	(unaudited)	(audited)
Raw materials	56	50
Work-in-process.	753	768
Finished products.	288	311

Total	1,097	1,129

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14. Warranty costs

The Company’s products typically carry a warranty in case of issue for a certain amount of time. The Company provides a reserve for estimated product warranty cost based on the Company’s historical experience at the time revenue is recognized and for any known product warranty issues if the loss is probable and can be reasonably estimated. Total provision amounted to $2 million as at June 26, 2004.

15. Goodwill and Other Intangible Assets

Goodwill and other intangible assets consisted of the following:

In millions of U.S. dollars	As at June 26, 2004	As at December 31, 2003

	(unaudited)	(audited)
Goodwill	259	267

Other intangible assets.	302	325

Total	561	592

As required by FAS 142, which was adopted by the Company during the first quarter of 2002, goodwill is no longer amortized. Other intangible assets include the cost of technologies, licenses purchased from third parties, and capitalized software either purchased from third parties or internally developed, which are amortized over a period ranging from three to seven years.

16. Investments and other non-current assets

Investments and other non-current assets consisted of the following:

	June 26, 2004	December 31, 2003

	(unaudited)	(audited)
Investments	43	38
Long-term deposits	54	44
Debt issuance costs, net	11	17

Total	108	99

DNP Photomask Europe S.p.A

The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of photomasks in which the Company holds a 19% interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% interest. In the event of the liquidation of the joint venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. At June 26, 2004, the Company’s total contribution to the joint venture was $10 million. The Company continues to maintain its 19% ownership of the joint venture.

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The Company has identified the joint venture relationship as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. The Company estimates that no future loss exposure will result from the joint venture.

SuperH, Inc.

In 2001, the Company and Renesas Technology Corp. (previously known as Hitachi, Ltd.) formed a joint venture to develop and license RISC microprocessors. The joint venture, SuperH, Inc., was initially capitalized with the Company’s contribution of $15 million of cash plus internally developed technologies with an agreed intrinsic value of $14 million for a 44% interest. Hitachi, Ltd contributed $37 million of cash partially used to purchase internally developed technologies from Hitachi, for a 56% interest.

As a result of deteriorating market conditions and the inability of SuperH, Inc. to meet its projected business plan objectives, the Company wrote off the $4 million remaining book value of its investment in SuperH, Inc. at December 31, 2002 and provisioned an additional $3 million for a capital contribution that the Company was committed to and did make in 2003.

During the third quarter of 2003, the shareholders’ agreement was amended to require the Company to additionally contribute up to $3 million. Based on the continued inability of the joint venture to meet its projected business plan objectives, the Company has recorded an impairment charge of $3 million in the third quarter of 2003 for these required future capital contributions of which the final $1 million installment was paid in the first half of 2004. The revised Shareholder agreement also stipulated to review any additional cash requirements in the second half of 2004, which has resulted in the Company being required to make a further capital investment of up to $1 million. The Company was required to do part of this additional contribution for less than $1 million in the second quarter of 2004.

As of June 26, 2004, the Company continues to maintain its 44% ownership of the joint venture. The Company is accounting for its share in SuperH, Inc. joint venture under the equity method based on the actual results of the joint venture. At June 26, 2004, the accumulated losses of the joint venture exceeded the Company’s total investment, and the investment was shown at a zero carrying value.

The Company has identified the joint venture relationship as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. Pursuant the revised shareholders’ agreement and ongoing discussions with its partners, the Company estimates that future loss exposure from the joint venture in addition to the provisions recorded is considered possible for an amount of $3 million.

UPEK, Inc.

During the first quarter of 2004, the Company and Sofinnova Capital IV FCPR formed a new company, UPEK Inc., as a venture-backed spin-off of the Company’s TouchChip business. UPEK, Inc. was initially capitalized with the Company’s transfer of the business, personnel and technology assets related to the fingerprint biometrics business, formerly known as the TouchChip Business Unit, for a 48% interest. Sofinnova Capital IV FCPR contributed $11 million of cash for a 52% interest. The shareholder agreement requires Sofinnova Capital IV FCPR to additionally contribute $9 million, within approximately 12 months from the first quarter of 2004, which will reduce the Company’s ownership to 33%.

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The Company is accounting for its share in UPEK, Inc. under the equity method based on the actual results of the entity. The Company has identified the joint venture relationship as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE.

17. Long-term Debt

Long-term debt consisted of the following:

In millions of U.S dollars	As at June 26, 2004	As at December 31, 2003
	(unaudited)	(audited)

STMicroelectronics SA (France)

2.40% (weighted average) bank loans due 2006	117	146
0.00% (weighted average) other bank loans	1	1
4.79% (weighted average) capital leases	33	37

STMicroelectronics S.r.l. (Italy)

7.35% bank loan due 2005	2	2
5.35% bank loan due 2006	18	18
1.07% (weighted average) bank loans due 2009	69	72
3.43% (weighted average) other bank loans	13	14

STMicroelectronics N.V. (The Netherlands)

2.44% Liquid Yield Option Notes (LYONs) due 2009	809	799
3.75% Convertible bonds due 2010	131	366
-0.50% Convertible bonds due 2013	1,379	1,379

STMicroelectronics PTE (Singapore)

2.52% (weighted average) bank loans due 2007	146	147
3.50% (weighted average) other bank loans	—	1

STMicroelectronics (others)
4.05% (weighted average) other bank loans	35	68

Total long-term debt	2,753	3,050
Less current portion	1,012	106

Total long-term debt, less current portion	1,741	2,944

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Pursuant to the terms of the 2009 and 2013 Bonds, the Company has agreed to purchase, at the option of the holder, any outstanding 2009 Bond on September 22, 2004, payable in cash or shares, at the Company’s option. As a result of this cash option, the outstanding amount of 2009 Bonds totaling $809 million was classified as “current portion of long-term debt” at June 26, 2004. Additionally, the Company may be required to purchase at the option of the holder any outstanding 2013 Bonds for cash on August 5, 2006. As far as 2010 convertible Bonds are concerned, the Company announced in June 2004 that it would redeem all its outstanding Zero Coupon Senior Convertible Bonds due 2010 in July 2004. On July 9, 2004, the Company redeemed the remaining $131 million in outstanding 2010 Bonds.

18. Computation of Earnings Per Share

Basic net earnings per share (“EPS”) is computed based on net income available to common shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding and the conversion of convertible debt.

(In millions of U.S. dollars, except per share amounts):

	Three Months Ended		Six Months Ended

	June 26, 2004	June 28, 2003	June 26, 2004	June 26, 2003

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Basic EPS:
Net income	148	80	225	159
Weighted average shares outstanding	891,369,659	887,699,431	890,797,105	887,629,106
EPS (basic)	0.17	0.09	0.25	0.18
Diluted EPS:
Net income	148	80	225	159
Interest expense on convertible debt, net of tax	1	—	2	—
Net income, adjusted	149	80	227	159
Weighted average shares outstanding	891,369,659	887,699,431	890,797,105	887,629,106
Dilutive effect of stock options	3,746,052	4,931,336	5,154,793	4,221,239
Dilutive effect of convertible debt	41,880,160	—	41,880,160	—
Number of shares used in calculating EPS	936,995,871	892,630,767	937,832,058	891,850,345
EPS (diluted)	0.16	0.09	0.24	0.18

As of June 26, 2004, common shares issued were 904,819,025 shares, of which 13,400,000 shares were owned by the Company as treasury stock.

As of June 26, 2004, there were outstanding stock options exercisable into the equivalent of 66,663,121 common shares and the equivalent of 67,558,209 common shares for convertible debt.

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19. Retirement plans

The Company and its subsidiaries have a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.

The components of the net periodic benefit cost included the following:

	Three Months ended		Six Months ended

	June 26, 2004	June 28, 2003	June 26, 2004	June 28, 2003

Service cost	3	2	7	5
Interest cost	3	3	6	5
Expected return on plan assets	(2)	(1)	(4)	(3)
Amortization of net (gain) loss	1	0	2	1

Net periodic benefit cost	5	4	11	8

  Employer contributions expected to be paid in 2004 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2003.

20. Fair value of stock-based compensation

At March 27, 2004, the Company has six stock-based employee and Supervisory Board compensation plans which are described in detail in Note 14 of the consolidated financial statements located at Item 18 of the Form 20-F. The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (APB 25), and related Interpretations, in accounting for stock-based awards to employees. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Pro forma information regarding net income and earnings per share (EPS) is required by Statement of Financial Accounting Standards Board No. 123 Accounting for Stock-Based Compensation (FAS 123) as if the Company had accounted for its stock-based awards to employees under the fair value method prescribed by FAS 123, which results in a charge for total stock-based employee expense, net of related tax effects.

The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option-pricing model.

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The fair value was estimated using the following weighted-average assumptions:

	Three months ended June 26, 2004	Three months ended June 28, 2003	Six months ended June 26, 2004	Six months ended June 28, 2003

Expected life (years)	6	5	6	5
Volatility	55.7%	60%	55.7%	60%
Risk-free interest rate	3.57%	2.25%	3.57%	2.71%
Dividend yield	0.5%	0.4%	0.5%	0.4%

The weighted average fair value of options granted during the second quarter of 2004 and the same period of 2003 was $12.17 and $11.64 respectively.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123 to employee stock-based compensation, which consists of applying the amortization of the fair-value of stock-based compensation over the vesting period.

	(unaudited)		(unaudited)

	Three months ended June 26, 2004	Three months ended June 28, 2003	Six months ended June 26, 2004	Six months ended June 28, 2003

Net income, as reported	148	80	225	159
Deduct: Total stock-based employee compensation expense determined under FAS 123, net of related tax effects	(46)	(56)	(87)	(101)

Net income , pro forma	102	24	138	58
Earnings per share:
Basic, as reported	0.17	0.09	0.25	0.18
Basic, pro forma	0.11	0.03	0.15	0.07

Diluted, as reported	0.16	0.09	0.24	0.18
Diluted, pro forma	0.11	0.03	0.15	0.07

21. Treasury Stock

In 2002, the Company repurchased 13,400,000 of its own shares, for a total amount of $348 million, which were reflected at cost as a reduction of the shareholders’ equity.

As of June 26, 2004, none of the common shares repurchased had been transferred to employees under the employee stock option plan.

During 2003 and during the first half of 2004, the Company did not repurchase any of its common shares.

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22. Dividends

At the Annual General Meeting of Shareholders on April 23, 2004, shareholders approved the distribution of $0.12 per share in cash dividends. The dividend amount of $107 million was paid in the second quarter of 2004.

The Annual General Meeting of Shareholders on March 12, 2003, shareholders approved the distribution of $0.08 per share in cash dividends. The dividend amount of $71 million was paid in the second quarter of 2003.

23. Contingencies

The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly revaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. The Company will record a provision when it estimates that the claim could successfully be asserted. Changes in evaluations which result in adverse determinations with respect to the interests of the Company could have a materially negative effect on the Company's results of operations or its financial position for the period in which they occur.

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24. Claims and Legal proceedings

The Company has from time to time received and may in future receive communications alleging possible infringements, in particular in case of patents and similar intellectual property rights of others. Furthermore, the Company may become involved in costly litigation brought against the Company regarding patents, mask works, copy rights, trade marks or trade secrets. For a description of material intellectual property claims and litigation see “Item 8 – Legal Proceedings”, included in our annual report on Form 20-F for the year ended December 31, 2003. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to the underlying intellectual property right upon economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on the Company's results of operations and ability to compete.

The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations, other than external patent utilization. These matters mainly include the risks associated with various investigations, claims from customers or other party and tax disputes. The Company has accrued for these loss contingencies when the loss is probable and can be estimated; in the event of litigation which is adversely determined with respect to the Company's interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, these could have a material adverse effect on the results of operations or financial condition at the time it were to materialize.

The Company records a provision for claims and legal proceedings when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred.

The Company is in discussion with several parties with respect to claims and litigations against the Company relating to possible infringements of patents and similar intellectual property rights of others. For the sum of such claims, the Company recorded in 2003 an accrual of $10 million, and an accrual of $2 million in the second quarter 2004, which represents its best estimate of probable losses based on the information currently available to the Company.